                                                              PAGE 1 OF 21 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*
                         MARISA CHRISTINA, INCORPORATED
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)
                     COMMON SHARES, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES
                                    570268102
                                 --------------
                                 (CUSIP NUMBER)
                            THOMAS MORE GRIFFIN, ESQ.
                 GIBBONS, DEL DEO, DOLAN, GRIFFINGER & VECCHIONE
                             ONE PENNSYLVANIA PLAZA
                                   37TH FLOOR
                            NEW YORK, NEW YORK 10119
                                 (212) 649-4737
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                  MAY 12, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.    [ ]

     NOTE: Schedules filed in proper format shall include a singed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 2 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Carl Marks & Co. Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              51,400
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           51,400
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Carl Marks & Co. Inc.: 51,400 All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Carl Marks & Co. Inc.:  .70%           All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

              IV
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 3 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Estate of Edwin S. Marks
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              -0-
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           -0-
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Estate of Edwin S. Marks: -0- All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Estate of Edwin S. Marks:  0%            All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 4 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nancy A. Marks
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              543,988
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           543,988
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Nancy A.
     Marks: 543,988 All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Nancy A. Marks:  7.45%         All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 5 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marks Family Foundation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              -0-
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           -0-
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Marks Family
     Foundation: -0- All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Marks Family Foundation:  0%           All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

               00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 6 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Constance A. Marks
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              15,100
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           15,100
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Constance A.
     Marks: 15,100 All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Constance A. Marks:  .21%       All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 7 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Linda Marks Katz
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              15,100
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           15,100
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Linda Marks
     Katz: 15,100 All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Linda Marks Katz:  .21%             All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 8 OF 21 PAGES


--------------------------------------------------------------------------------
15.  NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Carolyn G. Marks
--------------------------------------------------------------------------------
16.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]
--------------------------------------------------------------------------------
17.  SEC USE ONLY
--------------------------------------------------------------------------------
18.  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
19.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)   [ ]
--------------------------------------------------------------------------------
20.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
21.  NUMBER OF      SOLE VOTING POWER

     SHARES              15,100
-----              -------------------------------------------------------------
22.  BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
23.  EACH           SOLE DISPOSITIVE POWER

     REPORTING           15,100
-----              -------------------------------------------------------------
24.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
25.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Carolyn G.
     Marks: 15,100 All Reporting Persons: 644,688
--------------------------------------------------------------------------------
26.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
27.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Carolyn G. Marks:  .21%        All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
28.  TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  570268102                                          PAGE 9 OF 21 PAGES

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gabriel Aaron Marks Mulcahy
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
7.   NUMBER OF      SOLE VOTING POWER

     SHARES              4,000
-----              -------------------------------------------------------------
8.   BENEFICIALLY   SHARED VOTING POWER

     OWNED BY            -0-
-----              -------------------------------------------------------------
9.   EACH           SOLE DISPOSITIVE POWER

     REPORTING           4,000
-----              -------------------------------------------------------------
10.  PERSON WITH    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Gabriel Aaron Marks Mulcahy: 4,000 All Reporting Persons: 644,688
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Gabriel Aaron Marks Mulcahy:  .05%      All Reporting Persons:  8.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 10 OF 21 PAGES


     This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed for an event of December 21, 1994 ("Schedule 13D") by the Reporting Persons amends and supplements the Schedule 13D. All capitalized terms used herein and not otherwise defined herein shall have the same meanings set forth in the Schedule 13D. The percentage of shares of Common Stock owned by each Reporting Person contained in this Amendment No. 3 is based upon 7,295,065 shares of Common Stock outstanding on April 2, 2004, which number is reported in the Proxy Statement of the Company dated April 9, 2004 for its annual stockholders' meeting to be held on May 11, 2004 ("Proxy Statement").

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented as follows:

     (a)-(b)(i) The names of the persons filing this Amendment No. 3 are: (1) Carl Marks & Co. Inc., a New York corporation with its principal business and offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (2) Estate of Edwin S. Marks, an estate with an address at c/o 900 Third Avenue, 33rd Floor, New York, New York 10022, (3) Nancy A. Marks, an individual who resides at 15 Eagle Point Drive, Kings Point, New York 11024, (4) Marks Family Foundation, a charitable foundation with its principal business and offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (5) Constance A. Marks, an individual who resides at 55 East 72nd Street, Apartment 16A, New York, New York 10021, (6) Linda Marks Katz, an individual who resides at 530 West End Avenue, Apartment 3A, New York, New York 10024, (7) Carolyn G. Marks, an individual who resides at 59 Walnut Lane, Staatsburg, New York 12580, and (8) Gabriel Aaron Marks Mulcahy, an individual who resides at 59 Walnut Lane, Staatsburg, New York 12580, who is the son of Carolyn G. Marks (the entities and individuals listed in (1) through (8) above are sometimes collectively referred to herein as the "Reporting Persons").

     (ii) The names of the officers and directors of Carl Marks & Co. Inc. are listed below and except as noted below the business address for each officer and director of Carl Marks & Co. Inc. is 900 Third Avenue, 33rd Floor, New York, New York 10022:

     A.   Mark L. Claster (Co-President, Assistant Secretary and Director)

     B.   Andrew M. Boas (Co-President and Director)

     C.   Robert Davidoff (Vice President)

     D.   Robert A. Speer (Chief Financial Officer, Secretary and Director)

     E.   David F. Shnitkin (Corporate Controller & Assistant Secretary)

     F.   Nancy A. Marks (Director)

     G.   Ernest Rubenstein (Director)

     H. Martin D. Payson (Director). Address is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                                                             PAGE 11 OF 21 PAGES


     I. Joseph S. Steinberg (Director). Address is 315 Park Avenue South, New York, New York 10010.

     (c) (i) The following information is provided as to the principal occupations of Nancy A. Marks, Constance A. Marks, Linda Marks Katz, Carolyn G. Marks and Gabriel Aaron Marks Mulcahy:

     A.   Nancy A. Marks is a homemaker and a Director of Carl Marks & Co. Inc.

     B.   Constance A. Marks is a film producer.

     C.   Linda Marks Katz is a social worker.

     D.   Carolyn G. Marks is a film producer.

     E.   Gabriel Aaron Marks Mulcahy is a student.

          (ii) The principal business of Carl Marks & Co. Inc. is to invest in various business entities.

          (iii) The principal occupation of each officer of Carl Marks & Co. Inc. involves his duties as an officer of Carl Marks & Co. Inc.

          (iv) The principal business of the Marks Family Foundation is to make charitable grants. The trustee of the Marks Family Foundation is Nancy A. Marks.

     (d) Neither Carl Marks & Co. Inc., any of the officers of Carl Marks & Co. Inc., the Foundation, the trustee of the Foundation, Nancy A. Marks, Constance
A. Marks, Linda Marks Katz, Carolyn G. Marks, nor Gabriel Aaron Marks Mulcahy, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Carl Marks & Co. Inc., any of the officers of Carl Marks & Co. Inc., the Foundation, the trustee of the Foundation, Nancy A. Marks, Constance
A. Marks, Linda Marks Katz, Carolyn G. Marks, nor Gabriel Aaron Marks Mulcahy, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Nancy A. Marks, Constance A. Marks, Linda Marks Katz, Carolyn
G. Marks and Gabriel Aaron Marks Mulcahy is a United States citizen. Each of Robert A. Speer, an officer and director of Carl Marks & Co. Inc., and David Shnitkin, an officer of Carl Marks & Co. Inc., is a United States citizen.

     Each of the Reporting Persons states that he, she or it, as the case may be, is included in this Amendment No. 3 solely for the purpose of presenting information with respect to the ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person.

                                                             PAGE 12 OF 21 PAGES


Each Reporting Person is signing this Amendment No. 3 only as to information respecting or furnished by such person, and makes no representation as to information furnished by any other Reporting Person.

     The Reporting Persons are making this filing in part in the event that they are collectively deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     On April 24, 2003, Edwin S. Marks died. The Estate of Edwin S. Marks transferred 235,269 shares of Common Stock on November 24, 2003 to Mr. Marks' wife, Nancy A. Marks.

     On March 19, 2004, the Marks Family Foundation sold 10,000 shares of Common Stock at a sales price of $1.70 per share.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is amended and supplemented as follows:

     The Reporting Persons hold their shares of Common Stock for investment purposes. The Reporting Persons reserve the right to acquire additional shares of Common Stock, or to sell or make gifts of all or some of the shares beneficially owned by each of them. The Reporting Persons have no present plans or intentions to acquire additional shares of Common Stock which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) The table below sets forth the aggregate number and percentage of the outstanding shares of Common Stock owned beneficially by the Reporting Persons:


                                                        Percentage
                                  Number of            Outstanding
Name                            Common Shares         Common Shares(1)
----                          ----------------        ----------------

Carl Marks & Co. Inc.            51,400                      .70%

Nancy A. Marks                  543,988(2),(3)              7.45%

--------

1 Based upon 7,295,065 shares of Common Stock outstanding on April 2, 2004.

2 Does not include 51,400 shares of Common Stock owned of record by Carl Marks & Co. Inc., as to which shares of Common Stock all Reporting Persons other than Carl Marks & Co. Inc., disclaim beneficial ownership.

                                                             PAGE 13 OF 21 PAGES



Constance A. Marks               15,100(2)                   .21%

Linda Marks Katz                 15,100(2)                   .21%

Carolyn G. Marks                 15,100(2)                   .21%

Gabriel Aaron Marks Mulcahy       4,000(2)                   .05%
                                                            =====

     Total                      644,688                     8.83%
                                =======                     =====


     Except for Nancy A. Marks, no officer or director of Carl Marks & Co. Inc. has any interest in the outstanding shares of Common Stock being reported pursuant to this Amendment No. 3.

     (b) Each Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of his, her or its, as the case may be, respective shares of Common Stock identified in paragraph
(a) above.

     (c) On March 18, 2004, Nancy A. Marks sold 7,700 shares of Common Stock at a sale price of $1.68 per share. On March 19, 2004, the Marks Family Foundation sold 10,000 shares of Common Stock at a sale price of $1.70 per share. Except as noted in the prior sentences, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past sixty (60) days preceding the filing of this Amendment No. 3.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' shares of Common Stock.

     (e) Not applicable.



--------------------------------------------------------------------------------
3 Includes 235,269 shares of Common Stock inherited from the Estate of Edwin S. Marks, Mrs. Marks' husband.

                                                             PAGE 14 OF 21 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 CARL MARKS & CO. INC.


                                                 By: /s/ David F. Shnitkin
                                                     ---------------------------
                                                     Name:  David F. Shnitkin
                                                     Title: Corporate Controller

Dated: May 12, 2004

                                                             PAGE 15 OF 21 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       ESTATE OF EDWIN S. MARKS



                                                       By: /s/ Nancy A. Marks
                                                           ---------------------
                                                           Name:  Nancy A. Marks
                                                           Title: Executor

Dated: May 12, 2004

                                                             PAGE 16 OF 21 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      /s/ Nancy A. Marks
                                                      --------------------------
                                                          Nancy A. Marks

Dated: May 12, 2004

                                                             PAGE 17 OF 21 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       MARKS FAMILY FOUNDATION



                                                       By: /s/ Nancy A. Marks
                                                           ---------------------
                                                           Name:  Nancy A. Marks
                                                           Title: Trustee

Dated: May 12, 2004

                                                             PAGE 18 OF 21 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Constance A. Marks
                                                   -----------------------------
                                                       Constance A. Marks

Dated: May 12, 2004

                                                             PAGE 19 OF 21 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Linda Marks Katz
                                                   -----------------------------
                                                       Linda Marks Katz

Dated: May 12, 2004

                                                             PAGE 20 OF 21 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Carolyn G. Marks
                                                   -----------------------------
                                                       Carolyn G. Marks

Dated: May 12, 2004

                                                             PAGE 21 OF 21 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ Gabriel Aaron Marks Mulcahy
                                                --------------------------------
                                                    Gabriel Aaron Marks Mulcahy

Dated: May 12, 2004